**JCI (London) Limited**

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

RECEIVED
2007 JAN 11 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PECD/JAK

08 January 2007

07020262

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

PROCESSED
JAN 1 7 2007
THOMSON
FINANCIAL

SUPPL

Dear Sirs

**SABMiller plc**
**Issuer No. 82-4938**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTARY INFORMATION**

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller plc – Notification of Major Interests in Shares – 20 December 2006**
2. **SABMiller – Notification of Transactions by PDMR in accordance with DR3.1R – 27 December 2006**
3. **SABMiller plc – Total Voting Rights – 28 December 2006**
4. **Outcome of SABMiller tender offers for shares in subsidiaries in Ecador and announcement fo an Ecuadorian merger -28 December 2006**
5. **SABMiller joint venture to acquire Blue Sword minorities**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

dlw 1/11

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:3564O
SABMiller PLC
20 December 2006

SABMiller plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Holder | Number of shares held |
|---|---|
| Capital Guardian Trust Company: | |
| State Street Nominees Limited | 1,182,400 |
| Bank of New York Nominees | 539,300 |
| Northern Trust | 131,800 |
| Chase Manhatten | 500 |
| Westpac Custodian Nominees | 11,500 |
| Chase Manhatten Bank Australia Limited | 1,300 |
| Chase Nominees Limited | 4,176,703 |
| BT Globenet Nominees Ltd | 227,500 |
| Midland Bank plc | 489,700 |
| Cede & Co | 75,100 |
| Deutsche Bank Mannheim | 900 |
| Bankers Trust | 447,200 |
| Barclays Bank | 9,900 |
| Royal Trust | 8,800 |
| Brown Bros. | 57,500 |
| Nortrust Nominees | 1,214,207 |
| MSS Nominees Limited | 21,700 |
| State Street Bank & Trust Co. | 102,400 |
| Citibank NA | 15,900 |
| Deutsche Bank AG | 700 |
| HSBC Bank plc | 1,200 |
| Mellon Bank N.A | 57,000 |
| Bank of Ireland Nominees Limited | 3,000 |
| ROY Nominees Limited | 12,300 |
| Mellon Nominees (UK) Limited | 342,000 |
| HSBC | 16,100 |
| JP Morgan Chase Bank | 354,100 |
| | |
| Capital International Limited: | |
| State Street Nominees Limited | 285,400 |
| Bank of New York Nominees | 2,310,800 |
| Northern Trust | 893,500 |
| Chase Nominees Limited | 1,043,794 |
| Midland Bank plc | 68,900 |
| Citibank London | 10,000 |
| Morgan Guaranty | 140,400 |
| Nortrust Nominees | 1,480,600 |

| | |
|---|---|
| MSS Nominees Limited | 46,900 |
| State Street Bank & Trust Co. | 485,000 |
| Lloyds Bank | 19,800 |
| Citibank | 5,900 |
| Deutsche Bank AG | 235,800 |
| HSBC Bank plc | 428,500 |
| Mellon Bank N.A. | 60,600 |
| KAS UK | 25,400 |
| Mellon Nominees (UK) Limited | 31,900 |
| Bank One Limited | 102,200 |
| JP Morgan Chase Bank | 2,800 |
| Raiffeisen Zentral Bank | 254,100 |
| Fortis Bank | 2,500 |
| Metzler Seel Sohn & Co. | 2,600 |
| Nordea Bank | 53,400 |
| Bayerische Hypo Und Vereinsbank AG | 4,000 |
| | |
| Capital International S.A.: | |
| Chase Nominees Limited | 259,000 |
| Midland Bank plc | 9,200 |
| State Street Bank & Trust Co. | 23,300 |
| Lloyds Bank | 14,600 |
| Citibank NA | 4,400 |
| HSBC Bank plc | 106,600 |
| JP Morgan Chase Bank | 4,100 |
| Metzler Seel Sohn & Co. | 3,200 |
| | |
| Capital International, Inc.: | |
| State Street Nominees Limited | 160,300 |
| Bank of New York Nominees | 101,300 |
| Northern Trust | 6,100 |
| Chase Nominees Limited | 330,700 |
| Midland Bank plc | 8,100 |
| Bankers Trust | 4,600 |
| Nortrust Nominees | 79,400 |
| State Street Bank & Trust Co. | 20,500 |
| Citibank | 3,800 |
| Citibank NA | 54,300 |
| State Street Australia Limited | 477,018 |
| HSBC Bank plc | 26,800 |
| JP Morgan Chase Bank | 15,900 |
| | |
| Capital Research and Management Company: | |
| State Street Nominees Limited | 1,626,234 |
| Chase Nominees Limited | 40,371,089 |
| JPM Nominees Ltd | 28,000 |
| State Street Bank & Trust Co. | 182,900 |

5. Number of shares / amount of stock acquired

16,099,977

6. Percentage of issued class

1.07%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

US$0.10

10. Date of transaction

18 December 2006

11. Date company informed

19 December 2006

12. Total holding following this notification

61,416,945

13. Total percentage holding of issued class following this notification

4.09% of issued ordinary share capital

14. Any additional information

None

15. Name of contact and telephone number for queries

Holly Richards, Company Secretarial Assistant
01483 264 038

16. Name and signature of authorised company official responsible for making this notification

John Davidson, Company Secretary

Date of notification

20 December 2006



END
HOLILFSSFDLIFIR

RNS Number:6585O
SABMiller PLC
27 December 2006

SABMiller plc

Notification of Transactions by PDMR in accordance with DR3.1R

EBT Additional Award

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 22 December 2006 that it had released 3,465 ordinary shares in SABMiller plc to a person discharging managerial responsibility (PDMR) participating in the Performance Share Award Scheme (the "Scheme").

On 10 June 2004 the company announced that the TSR performance condition had been achieved in respect of Scheme awards made on 1 June 2001. The PDMR elected to retain these vested awards with the EBT for a further two years. That period having expired, the trustee has awarded additional nil-cost shares to the PDMR in accordance with the terms of the Scheme. The number of additional shares awarded, the number automatically sold to meet the PDMR's tax liabilities, and the number retained by the PDMR are set out below:

| Name of PDMR | Additional shares awarded to PDMR | Shares sold to meet PDMR's tax liabilities | Shares retained by PDMR | Revised total beneficial holding |
|---|---|---|---|---|
| B J K Smith | 3,465 | 1,213 | 2,252 | 124,780 |

Price per share for shares sold: £10.63

Date of sale: 21 December 2006

Date company informed of sale: 22 December 2006

The shares sold to meet the PDMR's tax liabilities were purchased by the EBT. Following these transactions, the EBT holds a total of 3,036,363 ordinary shares in SABMiller plc in which certain senior employees including the following directors and PDMR's have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr M.I. Wyman, Mr N.J. Adami, Dr A.J Clark, Ms S.M. Clark, Mr J. Davidson, Mr N T Fell, Mr N.T. Long, Mr J. Nel, Mr A.C. Parker, Mr B.J.K. Smith and, Mr C.A. van Kralingen.

John Davidson

General Counsel and Group Company Secretary



END
RDSEAFAXADAKFFE

**REG-SABMiller PLC Total Voting Rights**
Released: 28/12/2006



RNS Number:6825O
SABMiller PLC
28 December 2006

SABMiller plc

TOTAL VOTING RIGHTS

28 December 2006

In accordance with the FSA's Disclosure and Transparency Rules sourcebook transitional provision 6, SABMiller plc today advises that its capital consists of 1,501,534,748 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

Therefore, the total number of voting rights in SABMiller plc is 1,501,534,748.

The above number may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interests in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson
General Counsel and Group Company Secretary



END
TVRAKOKDPBDDABB

**REG-SABMiller PLC Result - Offers in Ecuador**
Released: 28/12/2006

RNS Number:6790O
SABMiller PLC
28 December 2006

28 December 2006

Outcome of SABMiller tender offers for shares in subsidiaries in Ecuador and announcement of an Ecuadorian merger

On 18 October 2006, SABMiller plc ("SABMiller") announced that simultaneous tender offers had been launched on the Guayaquil and Quito Stock Exchanges for all the shares in its listed Ecuadorian subsidiaries, Compania de Cervezas Nacionales C.A. ("CCN") and Cerveceria Andina S.A. ("Andina") and a tender offer for all of the shares in its unlisted Ecuadorian subsidiary, Agrilsa Agricola e Industrial S.A. ("Agrilsa") (collectively the "Offers"). The Offers were made in cash, at US$36.25 per share for each of the three companies and closed on 13 December 2006.

Acceptances were received from 62.31%, 57.78% and 78.41% of the non-SABMiller holders of CCN, Andina and Agrilsa shares, respectively. As a result, SABMiller's effective interest has increased to 96.00% in CCN, to 85.49% in Andina and to 96.93% in Agrilsa. The total cash consideration paid to non-SABMiller shareholders as a result of the Offers was approximately US$54 million.

As previously announced, following the successful completion of the Offers it is intended to merge the operations of CCN and Andina into one integrated business in Ecuador (the "Merger"). On 22 December 2006, meetings of the shareholders of CCN and Andina were held at which resolutions approving the Merger were passed. Steps will now be taken under Ecuadorian Law to merge CCN and Andina. SABMiller anticipates this process will take up to 10 months to complete.

Commenting on the transaction, Barry Smith, President, SABMiller South America, said:

"We are very pleased with the response from shareholders to the offers. We will now proceed with the necessary steps to integrate our two excellent businesses in Ecuador into a single company to create a world class operation, further demonstrating SABMiller's commitment to its Ecuadorian businesses and employees".

Ends

Notes to editors:

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on

the London and Johannesburg stock exchanges.

This announcement is available on www.sabmiller.com

Enquiries:

---


| | | |
|---|---|---|
| SABMiller plc | | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Rachel Kentleton | Senior Manager, Investor Relations | Tel: +44 20 7659 0174 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 20 7659 0105 |


This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END
MSCEALAXADKKFFE

RNS Number:9616O
SABMiller PLC
04 January 2007

4 January 2007

SABMiller joint venture to acquire Blue Sword minorities

China Resources Snow Breweries Limited ("CR Snow"), SABMiller's joint venture in China with China Resources Enterprise, Limited ("CRE"), has announced that it has agreed to acquire a 38% equity interest in 14 breweries based in the Sichuan province in South West China (together the "Sichuan Breweries") for a total cash consideration of US$320 million. The remaining 62% equity interest in the Sichuan Breweries is already owned by CR Snow. As part of the transaction, CR Snow will also acquire the rights to the "Blue Sword" trademarks, as well as acquiring a 100% equity interest in the Guizhou Waterfall Brewery Limited ("Blue Sword Guizhou") in Guiyang City, which has installed capacity of 800,000 hectolitres.

The transaction will be effected via the acquisition of a 100% interest in Blue Sword (Group) Company Limited or "Blue Sword Group", a holding company located in the Shifang City in the Sichuan province. Prior to completion of the transaction, various non-brewery related assets held by the Blue Sword Group will be transferred out of the company. For the year ended 31 December 2005, unaudited net profit attributable to the assets subject to the acquisition amounted to US$12.4 million, up c. 40% on the previous year.

The Sichuan Breweries joint-venture was formed in October 2001 through a strategic agreement between CRE Beverage Ltd (now named as China Resources Snow Breweries Limited) and Blue Sword (Group) Company Limited, creating the leading brewer in Sichuan. The brewing operations in the region at the time consisted of 12 plants with a further two breweries subsequently added.

Completion of the transaction is expected to take place in early 2007, following satisfaction of pre-closing conditions.

Mr. Andre Parker, Managing Director of SABMiller Africa & Asia, said; "This acquisition further demonstrates CR Snow's commitment to invest in prominent local brands which not only complements our national branding strategy, but strengthens our leading positions throughout regional markets."

Mr. Mark Chen, Managing Director of China Resources Enterprise, Limited said;

"We are very pleased that we can consolidate our brewery interests in Sichuan. Sichuan is a major profit centre for CR Snow and its contribution has been rapidly rising on expanding market share. The acquisition will boost our operational efficiency in the western and south-western regions and strengthen our brand portfolio, underscoring our confidence for stronger returns in the coming years."

Sichuan province has a population of over 87 million inhabitants and is an area where beer demand is already strong. The Sichuan Breweries achieved a market share of c. 70% in the province last year and are well positioned to capitalise further on increasing demand with additional capacity production facilities planned. Distribution channels are also well established with an extensive sales network that covers neighbouring regions such as Chongqing, Yunnan, Guizhou, Tibet, Shaanxi and Gansu.

Guizhou is a mountainous province, bordered to the north by Sichuan and with a relatively small population of 39 million people. Despite low current beer consumption, there is clear opportunity for future growth, particularly through

improving access to the SNOW brand in the local market. At present, CR Snow does not have a plant in the region, though production of SNOW at the Guizhou brewery will commence on completion.

Annual production capacity at the Sichuan Breweries in 2005 was 14 million hectolitres. Construction of additional capacity is currently underway and will be completed in mid-2007, which will add a further 1.6 million hectolitres to total capacity. The annual production capacity at the Guizhou brewery was 800,000 hectolitres over the same period.

Ends

Notes to editors:

About China Resources Snow Breweries Limited

China Resources Snow Breweries Limited was established in 1993 and became a joint venture with SABMiller plc in 1994. The company is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller Asia Limited, a subsidiary of SABMiller plc. China Resources Enterprise, Limited has a 51% interest in China Resources Snow Breweries Limited while SABMiller Asia Limited holds the remaining 49% interest. It operates more than 40 breweries in the Chinese Mainland with a total sales volume of about 39.5 million hectolitres in 2005.

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is one of the constituent stocks of the Hang Seng Index in Hong Kong. The Group focuses on the consumer businesses in both the Chinese Mainland and Hong Kong, with core activities being retail, beverage, food processing and distribution, textile and property investment.

This announcement is available on www.sabmiller.com

Enquiries:


| | | |
|---|---|---|
| | SABMiller plc | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Senior Vice President, Investor Relations | Tel: +44 20 7659 0119 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 20 7659 0105 |


This announcement does not constitute an offer to sell or issue or the

solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END

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